Exhibit 99.3

Report to Shareholders

Quarter Ended June 30, 2021

Recent Highlights

●	Residual interest in Red Mountain sold for US$18 million in cash
●	Field activities at KSM underway to incorporate Snowfield deposit into new 2022 PFS
●	Cost sharing agreement executed on Coulter Creek Access Road for KSM
●	2021 exploration program commences at Snowstorm, Nevada
●	New geophysical evidence supports the potential for large gold-copper porphyry system at Iskut
●	Sustainability Mandate approved by Board
●	Record $63.9 million in working capital at June 30

US$18 million Red Mountain sale brings total non-core asset sales to over $75 million

In April, Seabridge sold its residual interests in its previously owned Red Mountain project located in northwestern British Columbia for US$18 million in cash to Sprott Resource Streaming and Royalty. As background, in May 2017 IDM Mining Ltd. completed the exercise of its option to acquire a 100% interest in Red Mountain from Seabridge. Under the terms of the option agreement, IDM was further obligated to make a $1.5-million cash payment to Seabridge upon the commencement of commercial production at Red Mountain, and Seabridge retained the right either to receive a further $4.0 million cash payment or to keep a gold stream to acquire 10 per cent of the annual gold production from the Project at a cost of $1,000 (U.S.) per ounce up to a maximum of 50,000 ounces produced (50,000 ounces to Seabridge). In March 2019, IDM was acquired by Ascot Resources who now owns 100% of the Red Mountain Project, subject to these residual interests under the option agreement.

The sale of the residual interests in Red Mountain is consistent with Seabridge’s 21+ year business plan of selling non-core assets at opportunistic times to fund activities at our core projects. To date, we have generated over $75 million in profitable non-core asset sales with the proceeds being redeployed into our core assets where we believe we can drive greater shareholder value.

Metallurgical and geotechnical drilling advancing at KSM to incorporate Snowfield into new PFS

Field activities have commenced at KSM to collect the necessary data to incorporate the recently acquired Snowfield deposit into an updated KSM Preliminary Feasibility Study (“PFS”) scheduled for completion in 2022. 4,300 meters of metallurgical core holes is planned for the Snowfield and Mitchell deposits that will provide information for final milling and processing flowsheet designs. Previous work supports the concept that ore from Mitchell and Snowfield can be successfully blended as feed to the mill. In addition, 1,350 meters of geotechnical core drilling is planned for the Snowfield deposit for pit slope stability studies that are required for the 2022 PFS. Drill core from previous operators at Snowfield is being relogged by our geologists to incorporate into a new single, consistent geologic model for both deposits. To date, we have completed roughly half of the combined Mitchell and Snowfield drilling for the year.

Other work at KSM includes continuing the geotechnical drilling along the Mithcell-Treaty-Tunnel (“MTT”). Field mapping and hazard assessments are also being conducted by ground crews along the MTT route. Geotechnical drilling and testing is also being conducted for other early-stage site infrastructure such as portals, muck pads and water treatment ponds at various locations on the project site.

KSM site capture now underway with advancement of access roads and camps

Seabridge and Eskay Mining Corp., our neighbor at KSM, have agreed to share the costs equally on construction of the first 9 kilometers of the Coulter Creek Access Road (“CCAR”), estimated to cost $12.0 million. As background, the CCAR is one of two main access roads planned and permitted for Seabridge’s 100% owned KSM project. The road is designed to connect the KSM project with the existing Eskay mine road to the northwest. This initial segment of the CCAR will provide Seabridge with a lower elevation staging site closer to the KSM camp, thereby reducing Seabridge’s helicopter costs and improving both safety and certainty of access to KSM, while at the same time providing cost-saving logistical benefits for Eskay Mining’s planned exploration activities. More important for Seabridge, constructing this segment will shorten the time needed to establish early site access to the KSM deposits, enabling more rapid development of the project once we have consummated our anticipated joint venture. To fund Eskay Mining’s share of costs under the Cost Sharing Agreement, Seabridge has agreed to purchase a $6.0 million convertible debenture from them. For further details please see news release.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292 www.seabridgegold.com

In addition to the CCAR, site capture work at KSM includes transport of equipment to the Mitchell Valley where it is now clearing and grubbing topsoil and excavating fill to stockpile for the Camp 9 platform, our first permanent camp at the project site.  We have also installed a camp at Hodder Creek just south of the Bell II lodge that will be ready for occupancy later this summer.  Camp 3 at the start of the CCAR is now under construction and is expected to be commissioned shortly in order to house the CCAR construction crews. Later in the year, after receipt of regulatory permits, we expect to start construction of the Glacier Creek fish habitat offset ponds near the intersection of Highway 37 and the proposed Treaty Creek access road that will ultimately provide access to the process plant area.

2021 exploration program at Snowstorm designed to follow-up successful 2020 results

Drilling has started at Seabridge’s 100%-owned Snowstorm Project in Nevada. Snowstorm is located 15 km north of Turquoise Ridge on a blind extension of the prolific Getchell Trend. The 2021 drill program is designed to follow-up on results from last year that found discrete gold-bearing intervals hosted within a similar structural setting and rocks as the Turquoise Ridge Mine. The program is designed to re-enter existing drill holes and use directional drilling tools to continue the drill hole from known gold-bearing intersections toward prospective higher-grade feeder structures. An initial program of about 2,500 meters of exploration drilling is planned for this program.

Results from the four drill holes completed in 2020 provided positive outcomes in our search for gold-bearing fluid pathways. Two of the holes encountered intensely altered intermediate intrusive rocks sited at stratigraphic breaks. These intrusive rocks and wall rocks footwall to the intrusions are sheared and contain abundant silica introduction. Shearing and alteration in these rocks represent a low angle or thrust fault within the Paleozoic stratigraphy which provided a fluid pathway, associated with the sheared and altered zones are gold, arsenic, and silver concentrations one to two orders of magnitude above background intensities.

The 2021 program is designed to off-set these previous intersections toward a structure with a topographic expression which is projected into the Paleozoic section using magnetotelluric geophysical readings. The surface expression of this structure has produced a significant arsenic in soil anomaly. These initial off-sets will provide additional pierce points on the gold-bearing features and could refine the vectoring toward a Getchell Trend gold occurrence.

Drilling at Iskut to focus on gold-copper porphyry target underneath the Quartz Rise lithocap

Exploration activities are underway at Seabridge’s 100%-owned Iskut project in British Columbia to continue testing below the Quartz Rise Lithocap for a gold-copper porphyry mineral system similar to those on Seabridge’s nearby KSM Project. The Iskut target has been developed over the past four years, making extensive use of geophysical surveys including IP, magnetic, hyperspectral and magnetotelluric (MT) evaluations. Surface mapping, geochemical sampling, preliminary drilling and 3-dimentional modeling have augmented the geophysical exploration and continue to indicate potential for a large gold-copper porphyry system.

In 2020, Seabridge drilling intersected a corridor of porphyritic intrusive rock endowed with gold and copper. These intercepts project upward to a diatreme situated directly below the Quartz Rise Lithocap. The intrusive rocks encountered have been age dated to be within the timeframe of the KSM mineral system. The 2021 program was initiated in June with an MT survey and now continues with planned drilling of approximately 3,200 meters.

Seabridge acquired the large land package at Iskut because of its many characteristics similar to our KSM project. Since the acquisition, we have refined our target ideas with additional data and experience from KSM. The structural complexity of this terrain made us proceed methodically and we now have multiple lines of evidence that point to a coherent target for the gold-copper porphyry source.

We continue to believe the extensive surface expression of gold and copper geochemistry and alteration at and below the Quartz Rise Lithocap was formed by a significant, undiscovered gold-copper porphyry system at depth. Drilling to date reports results that are consistent with the upper explosive manifestation of such a system. Multiple data sets have independently identified a potential location for the undiscovered porphyry host intrusion. Drilling will be directed at this feature.

ESG documentation advances with adoption of formal Sustainability Policy

The Seabridge Board of Directors has approved a formal Sustainability Policy following employee, First Nation partners, and external stakeholder participation in discussions to examine the implications and opportunities of work on the environment and society. These sessions reviewed years of accomplishments, internal memos, and past decisions which have shaped our thinking and practices to date. The Policy can be found HERE.

Seabridge has also engaged SOOP Strategies Inc., a leading ESG consultant to the mining industry, to undertake a formal, independent review of our record on sustainability measured against the new Policy. The results from this review will be released to the public and filed with various ESG websites for evaluation by investors.

Financial Results

During the three-month period ended June 30, 2021 Seabridge posted a net profit of $14.5 million ($0.19 per share) compared to a net loss of $4.1 million ($0.06 per share) for the same period in 2020. During the 2nd quarter, Seabridge invested $9.6 million in mineral interests project spending compared to $4.4 million in the second quarter of 2020. At June 30, 2021, net working capital was $63.9 million compared to $36.0 million at December 31, 2020.

In June, the Company issued 350,000 flow-through common shares at $28.06 per common share for aggregate gross proceeds of $9.8 million. No commissions were paid on the financing. During the three months ended June 30, 2021, the Company issued 685,352 shares, at an average selling price of $22.59 per share, for net proceeds of $15.2 million under the Company’s ATM offering.

On Behalf of the Board of Directors,

Rudi P. Fronk

Chairman and Chief Executive Officer

Toronto, Canada

August 13, 2021